June 16, 2017

BY EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Investment Management

Attn: Jay Williamson
Washington, DC 20549-8626

RE:	Capital Southwest Corporation
Definitive Proxy Statement on Schedule 14A
Filed June 16, 2017
File No. 814-00061

Dear Mr. Williamson:

On May 23, 2017, the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission requested additional information from Capital Southwest Corporation (the “Company”) with respect to its use of performance measures to determine the annual cash incentive compensation of its named executive officers.  Following the Company’s discussion with the Staff, the Company has included additional disclosures in its Definitive Proxy Statement on Schedule 14A (File No. 814-00061) (the “Definitive Proxy Statement”) reflecting those discussions.  The revised disclosure is included in Exhibit A to this letter, which shows changes to the version delivered to the Staff on May 22, 2017.

If you have any questions, please do not hesitate to contact Michael S. Sarner at (972) 233-8242.

Sincerely,
/s/ Michael S. Sarner
Michael S. Sarner
Chief Financial Officer

cc:	David Kern
Jones Day
2727 North Harwood Street
Dallas, Texas 75201-1515

Exhibit A

Annual Cash Incentive Opportunities

Annual cash incentive opportunities are intended to reward individual performance as well as operating results during the year and therefore can be highly variable from year to year. The Committee established the target annual cash incentive opportunities for the NEOs at the start of the year, taking into account the potential contribution by that executive to overall company performance and each executive’s industry experience, relative to the market. For fiscal 2018, the Committee set the annual cash incentive opportunity at 150% of annual base salary for Mr. Diehl and 125% of annual base salary for Mr. Sarner, consistent with fiscal 2017. No threshold or maximum payout levels were set. The Committee may, in its sole discretion, award cash incentives that are higher or lower than the target annual cash incentive opportunities set for fiscal 2017.

At the start of each fiscal year, the Committee also establishes Company and individual performance measures. The Committee strives to ensure that the performance measures utilized each year to evaluate NEO performance effectively align the performance of each individual NEO with the performance of the Company.  The fiscal 2017 performance measures used for determining the annual cash incentive for NEOs included, among other things, the following:

•

Achievement of significant corporate financial objectives, particularly~~;~~: (1) investment income growth, (2) pre-tax net investment income growth, (3) dividend growth, (4) growth and diversification of the investment portfolio, (5) overall credit quality of the investment portfolio, (6) liquidity and capital flexibility, (7) preservation of net asset value and (8) total return on shareholders equity;

•	Individual performance and achievement of individual goals, as well as the contribution to corporate objectives;

•	Maintaining the highest ethical standards, internal controls and adherence to regulatory requirements; and

•	Appropriate and planned development of personnel.

The Committee did not set target amounts for any performance measure or establish any minimum or maximum payout under the annual cash incentive awards. In April 2017, the Committee evaluated the overall outcome of these performance measures on a holistic basis in determining the annual cash incentive payout. In determining the cash incentive awards for fiscal 2017, the Committee considered the following: (1) investment income of $23.5 million compared to $9.2 million in the prior year, (2) pre-tax net investment income of $0.61 per share compared to ($0.76) per share in the prior year, (3) declared $0.79 per share in total cash dividends compared to $0.14 per share in the prior year, (4) net asset value of $17.80 per share compared to $17.34 per share in the prior year, (5) $287 million in total investments at fair value, with no investments on non-accrual, compared to $178 million in total investments at fair value in the prior year, (6) entered into a new credit facility with $100 million in commitments (subject to a borrowing base), with the ability to expand the facility to $150 million with lender consent, and $75 million available at year end, and (7) total return on shareholders equity of 8.6% for fiscal year 2017.

The Committee concluded that the performance of the Company and each individual NEO was at a consistent high level in fiscal year 2017, resulting in excellent financial results. In evaluating these results, the Committee did not assign weights to these performance measures and used discretion in determining the annual cash incentive compensation awarded to each NEO. Based on the Board’s evaluation of fiscal year 2017,  and upon completion of the annual audit, Mr. Diehl was awarded an annual cash incentive of $751,938 (representing 170% of his base salary) and Mr. Sarner was awarded an annual cash incentive of $528,795 (representing 142% of his base salary). The Committee believes the annual cash incentives earned by the NEOs are appropriate in relation to Capital Southwest’s financial performance for fiscal 2017 as well as each named executive officer’s individual performance during that period.